UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On February 13, 2024, Ohmyhome Limited, a Cayman Islands exempted company (the “Company”), entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC, to act as the exclusive placement agent (the “Placement Agent”) on a best efforts basis in connection with an offering of $4.8 million of ordinary shares, par value $0.001 per share (the “Ordinary Shares”) at a price of $1.35 per Ordinary Share (the “Offering”). The Company issued a total of 3,555,555 Ordinary Shares, pursuant to the prospectus included in the Company’s Registration Statement on Form F-1, as amended (Registration No. 333-275987), filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 11, 2023 and the registration statement on Form F-1 MEF (“Form F-1 MEF”) filed by the Company with the SEC on February 13, 2024 (File No. 333-277047). The Form F-1 was declared effective on February 13, 2024. The final prospectus was filed on February 15, 2024 (the “Final Prospectus”, and together with Form F-1 and Form F-1 MEF, the “Registration Statements”). The Registration Statements relating to this Offering are available on the SEC’s website at www.sec.gov.

The Company agreed to pay the Placement Agent a cash fee equal to 6.0% of the gross proceeds raised in the Offering. The Company also agreed that within three months from the closing date, it shall not issue or enter into any agreement to issue any Ordinary Share or file any registration statement without prior written consent of the Placement Agent.

Pursuant to the Placement Agency Agreement, each of our directors and executive officers, and certain beneficial owners of the Company’s securities, have entered into lock-up agreements (the “Lock-Up Agreements”) that generally prohibit the sale, transfer, or other disposition of our securities, without the prior written consent of the Placement Agents, for a period of six months following the date of closing of the Offering.

The Offering was closed on February 16, 2024.

The Company intends to use the net proceeds of this offering primarily for acquisition reserves, post-acquisition integration and funding, and working capital and ongoing operational needs.

The foregoing description of the Placement Agency Agreement and the Lock-Up Agreements are qualified in their entirety by reference to the full text of the Placement Agency Agreement and the form of Lock-Up Agreement, which are attached hereto as Exhibit 10.1 and 10.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and which are incorporated herein in their entirety by reference.

Pursuant to the Offering, on February 13, 2024, the Company issued a press release announcing the pricing of the Offering. A copy of the press release announcing the pricing of the Offering is furnished as Exhibit 99.1 hereto. On February 16, 2024, the Company issued a press release announcing the closing of the Offering. A copy of the press release announcing the closing of the Offering is furnished as Exhibit 99.2 hereto.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements related to our future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only by the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Placement Agency Agreement
10.2	Form of Lock-Up Agreement
99.1	Pricing Press Release dated February 13, 2024
99.2	Closing Press Release dated February 16, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2024	Ohmyhome Limited

	By:	/s/ Rhonda Wong
	Name:	Rhonda Wong
	Title:	Director and Chief Executive Officer

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